UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Trump Entertainment Resorts, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89816T202

(CUSIP Number)

January 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Interstate 15 Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power None
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person None
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Interstate 15 Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None (1)
	6.	Shared Voting Power None
	7.	Sole Dispositive Power None (1)
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person None (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

(1)	Solely in its capacity as the general partner of Interstate 15 Holdings, L.P.

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None (1)
	6.	Shared Voting Power None
	7.	Sole Dispositive Power None (1)
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person None (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IA, PN

(1)	Solely in its capacity as the sole and managing member of Interstate 15 Holdings GP, LLC.

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None (1)
	6.	Shared Voting Power None
	7.	Sole Dispositive Power None (1)
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person None (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None (1)
	6.	Shared Voting Power None
	7.	Sole Dispositive Power None (1)
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person None (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

(1)	Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Group Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None (1)
	6.	Shared Voting Power None
	7.	Sole Dispositive Power None (1)
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person None (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

(1)	Solely in its capacity as the holder of the majority of the voting units of Oaktree Capital Group, LLC.

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Group Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None (1)
	6.	Shared Voting Power None
	7.	Sole Dispositive Power None (1)
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person None (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

(1)	Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

This Amendment No. 1 to Schedule 13G is being filed jointly by Interstate 15 Holdings, L.P., Interstate 15 Holdings GP, LLC, Oaktree Capital Management, L.P., Oaktree Holdings, Inc., Oaktree Capital Group, LLC, Oaktree Capital Group Holdings, L.P. and Oaktree Capital Group Holdings GP, LLC.

Item 1.

(a)	Name of Issuer

Trump Entertainment Resorts, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

15 South Pennsylvania Avenue, Atlantic City, New Jersey 08401

Item 2.
(a)	Name of Person Filing

(b)	Address of Principal Business Office or, if none, Residence

(c)	Citizenship

(a)-(c) Name of Persons Filing; Address of Principal Business Office; and Citizenship:

This Schedule 13G is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by the following persons (collectively, the “Reporting Persons”):

(1) Interstate 15 Holdings, L.P., a Delaware limited partnership (“Interstate 15”);

(2) Interstate 15 Holdings GP, LLC, a Delaware limited liability company (“Interstate 15 GP”), in its capacity as the general partner of Interstate 15;

(3) Oaktree Capital Management, L.P., a Delaware limited partnership (“Oaktree LP”) and a registered investment adviser under the Investment Advisers Act of 1940, as amended, in its capacity as the sole and managing member of Interstate 15 GP;

(4) Oaktree Holdings, Inc., a Delaware corporation (“Holdings Inc.”), in its capacity as the general partner of Oaktree LP;

(5) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the sole shareholder of Holdings Inc.;

(6) Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”), in its capacity as the holder of the majority of the voting units of OCG; and

(7) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), in its capacity as the general partner of OCGH.

The principal business address of each of the Reporting Persons is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP Number

89816T202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒*	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

*	Oaktree LP only.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

(a)-(c) Amount Beneficially Owned; Percent of Class; Sole or Shared Power to Vote or Direct the Vote:

The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.

On January 31, 2012, Interstate 15 sold all of its remaining shares of the Issuer’s Common Stock.

Interstate 15 GP, in its capacity as the general partner of Interstate 15, has the ability to direct the management of Interstate 15’s business, including the power to vote and dispose of securities held by Interstate 15; therefore, Interstate 15 GP may have been deemed to beneficially own the shares of Common Stock of the Issuer previously held by Interstate 15.

Oaktree LP, in its capacity as the sole and managing member of Interstate 15 GP, has the ability to direct the management of Interstate 15 GP’s business, including the power to direct Interstate 15 GP’s voting and disposition of securities held by Interstate 15; therefore, Oaktree LP may have been deemed to beneficially own the shares of Common Stock of the Issuer previously held by Interstate 15.

Holdings Inc., in its capacity as the general partner of Oaktree LP, has the ability to direct the management of Oaktree LP’s business, including the power to direct the decisions of Oaktree LP in respect of Interstate 15 GP; therefore, Holdings Inc. may have been deemed to beneficially own the shares of Common Stock of the Issuer previously held by Interstate 15.

OCG, in its capacity as the sole shareholder of Holdings Inc., has the ability to direct the management of Holding Inc.’s business, including the power to direct the decisions of Holdings Inc. in respect of Oaktree LP; therefore, OCG may have been deemed to beneficially own the shares of Common Stock of the Issuer previously held by Interstate 15.

OCGH, in its capacity as the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding its business, including the power to direct the decisions of OCG in respect of Holdings Inc.; therefore, OCGH may have been deemed to beneficially own the shares of Common Stock of the Issuer previously held by Interstate 15.

OCGH GP, in its capacity as the general partner of OCGH, has the ability to direct the management of OCGH’s business, including the power to direct the decisions of OCGH in respect of OCG; therefore, OCGH may have been deemed to beneficially own the shares of Common Stock of the Issuer previously held by Interstate 15.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the shares of Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2013.

INTERSTATE 15 HOLDINGS, L.P.

By: Interstate 15 Holdings GP, LLC
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Sole and Managing Member

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director and Associate General Counsel

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Assistant Vice President

INTERSTATE 15 HOLDINGS GP, LLC

By: Oaktree Capital Management, L.P.
Its: Sole and Managing Member

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director and Associate General Counsel

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Assistant Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director and Associate General Counsel

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Assistant Vice President

Signature Page to Schedule 13G

OAKTREE HOLDINGS, INC.

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Philip McDermott
Name:	Philip McDermott
Title:	Assistant Vice President

Signature Page to Schedule 13G